Exhibit 99.30

NOT FOR DISTRIBUTION TO U.S. NEWSWIRES OR DISSEMINATION IN THE UNITED STATES

BESPOKE CAPITAL ACQUISITION CORP.

ANNOUNCES COMPLETION OF U.S.$350,000,000 INITIAL PUBLIC OFFERING

Toronto, Ontario – August 15, 2019 – Bespoke Capital Acquisition Corp. (“BCAC”) is pleased to announce the closing (the “Closing”) of its initial public offering (the “Offering”) of 35,000,000 Class A restricted voting units of BCAC (the “Class A Restricted Voting Units”) at an offering price of U.S.$10.00 per Class A Restricted Voting Unit, for gross proceeds of U.S.$350,000,000. BCAC has granted the Underwriters (as defined below) a 30-day option following closing of the Offering to purchase up to an additional 5,250,000 Class A Restricted Voting Units, at a price of U.S.$10.00 per Class A Restricted Voting Unit (the “Over-Allotment Option”) for additional gross proceeds of up to U.S.$52,500,000 to cover over allotments. The gross proceeds from the Offering were (and the proceeds from any exercise of the Over-Allotment Option will be) deposited into an escrow account pending completion of a Qualifying Acquisition (as defined below) by BCAC and will only be released upon certain prescribed conditions, as further described in BCAC’s final prospectus dated August 8, 2019 (the “Final Prospectus”). The Offering was distributed by Canaccord Genuity Corp. and Citigroup Global Markets Canada Inc. (together, the “Underwriters”).

Each Class A Restricted Voting Unit is comprised of a Class A restricted voting share (a “Class A Restricted Voting Share”) and one-half of a share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder to purchase one Class A Restricted Voting Share for a purchase price of U.S.$11.50, commencing sixty-five (65) days after the completion of the Qualifying Acquisition and will expire on the day that is five years after the closing date of the Qualifying Acquisition or earlier. The Class A Restricted Voting Units will commence trading today on the Toronto Stock Exchange (the “Exchange”) under the symbol “BC.V”. The Class A Restricted Voting Shares and the Warrants comprising the Class A Restricted Voting Units will initially trade as a unit but it is anticipated that the Class A Restricted Voting Shares and the Warrants will begin trading separately 40 days following the Closing (or, if such date is not a trading day on the Exchange, the next trading day on the Exchange) under the symbols “BC.U” and “BC.WT.U”, respectively. The Class B Shares (as defined below) will not be listed prior to the Qualifying Acquisition, as described in the Final Prospectus. Prior to any Qualifying Acquisition, the Class A Restricted Voting Shares may only be redeemed upon certain events. Class A Restricted Voting Shares will be redeemable for a pro-rata portion of the amount then held in the escrow account, net of taxes payable and other prescribed amounts.

BCAC is a newly organized special purpose acquisition corporation formed for the purpose of effecting an acquisition of one or more businesses within a specified period of time (a “Qualifying Acquisition”). BCAC intends to focus its search for target businesses in the cannabis industry; however, it is not limited to a particular industry or geographic region for purposes of completing its Qualifying Acquisition. BCAC intends to identify and execute on a Qualifying Acquisition by leveraging its network to find attractive investment opportunities as it seeks to acquire several complementary companies as part of its qualifying acquisition to form a leading vertically integrated international cannabis company, with a "land to brand" strategy and global reach.

BCAC’s management team and board of directors is comprised of Paul Walsh (Executive Chairman), Peter Caldini (Chief Executive Officer), Maja Spalevic (Chief Financial Officer), Ian Starkey, Robert L. Berner III, Mark W.B. Harms, Candice Koederitz, Geoff Parkin and Timothy D. Proctor.

The sponsor of BCAC is Bespoke Sponsor Capital LP (the “Sponsor”). The Sponsor is indirectly controlled by Bespoke Capital Partners, LLC, a private equity firm founded by certain of our directors. Concurrent with Closing, the Sponsor purchased 12,000,000 Warrants (the “Sponsor’s Warrants”) at an offering price of U.S.$1.00 per Sponsor’s Warrant for aggregate proceeds of U.S.$12,000,000). The Sponsor owns 10,062,500 Class B Shares and 12,000,000 Warrants, representing a 100% interest in the Class B Shares and approximately 20% of the total Class A Restricted Voting Shares and Class B Shares, assuming full exercise of the Over-Allotment Option and no relinquishment by the Sponsor of any of its Class B Shares.

The Sponsor’s position in BCAC was acquired for investment purposes. Subject to certain exceptions, the Sponsor is restricted from selling its Class B Shares and Sponsor’s Warrants prior to the Qualifying Acquisition, as described in the Final Prospectus. The Sponsor may purchase and/or sell any Class A Restricted Voting Units it acquires from time to time, subject to applicable law. In connection with the Offering, and as sponsor to BCAC, the Sponsor entered into certain material agreements, all as described in the Final Prospectus.

BCAC’s head office is located at 20 Balderton Street, 8th Floor, London, United Kingdom, W1K 6TL and the registered office is located at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada.

Blake, Cassels & Graydon LLP is legal counsel to BCAC and the Sponsor. Goodmans LLP is legal counsel to the Underwriters.

This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933. Copies of the Final Prospectus will be available on SEDAR at www.sedar.com.

About Bespoke Capital Acquisition Corp.

Bespoke Capital Acquisition Corp. is a newly organized special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, a qualifying acquisition within a specified period of time.

Forward-Looking Statements

This press release may contain forward-looking information within the meaning of applicable securities legislation, which reflects the Sponsor’s and BCAC’s current expectations regarding future events. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Sponsor’s or BCAC’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to, the factors discussed under “Risk Factors” in the final prospectus of BCAC dated August 8, 2019. Neither the Sponsor nor BCAC undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bespoke Capital Acquisition Corp.

Mark Harms

Director

information@bespokecp.com